SUZANO PAPEL E CELULOSE S.A. Publicly-Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE 29.3.0001633-1 | CVM Code No. 13986	FIBRIA CELULOSE S.A. Publicly-Held Company CNPJ/MF No. 60.643.228/0001-21 NIRE 35.300.022.807 | CVM Code No.12793

MATERIAL FACT

São Paulo, September 13, 2018 - Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB3) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and collectively with Suzano, the “Companies”), in compliance with article 157, paragraph 4 of Law No. 6,404/1976, as amended (“Brazilian Corporation Law”), and Instruction No. 358, dated as of January 3, 2002 of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”), as amended, and in addition to the information disclosed by the Companies in the Material Fact released on August 9th, 2018, hereby jointly inform its shareholders, the market in general and other interested parties that, on the date hereof, the Extraordinary Shareholders’ Meetings (“ESM”) of Suzano and Fibria approved all the matters related to the corporate reorganization for the combination of operations and shareholders bases of Suzano and of Fibria (“Transaction”).

As previously disclosed, the completion of the Transaction remains subject to the compliance with the conditions precedent, including the approval by the competition authorities in Brazil and abroad. The Companies will maintain the market and its shareholders informed of the implementation of each condition precedent.

Pursuant to the applicable law, the Transaction will not entitle Suzano’s shareholders to withdrawal rights since none of its stages qualify within the events set forth in articles 137 and 252, paragraph 2, of the Brazilian Corporation Law.

Notwithstanding, in accordance with articles 137 and 252, paragraph 2, of the Brazilian Corporation Law, if the Transaction is completed, the merger of Fibria’s shares into Eucalipto Holding S.A. will entitle the holders of shares issued by Fibria to the withdrawal right. The withdrawal right shall be assured to Fibria’s shareholders that uninterruptedly hold Fibria’s shares from the date of execution of the Protocol and Justification (July 26, 2018) until the Transaction Completion Date, and that did not vote favorably to the merger of Fibria’s shares, abstained or did not attend Fibria’s ESM, and that expressly stated their intention to exercise the withdrawal right within a period of thirty (30) days counted as of the publication of the minutes of Fibria’s ESM which approves the Transaction. The amount to be paid as reimbursement to Fibria’s dissenting shareholders shall be equivalent to the shareholders’ equity value of Fibria’s share as of December 31, 2017, according to Fibria’s financial statements approved at the Annual Shareholders’ General Meeting dated as of April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$ 26.36) per share, without prejudice to the right to drawing up a special balance sheet.

Additional information will be disclosed, individually or jointly, to the market in a timely manner and in compliance with the applicable laws.

São Paulo, September 13, 2018.

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Executive Finance and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Financial and Investor Relations Officer